SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)



                                 INFOCURE CORP.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                    45665A105
                                 (Cusip Number)


                                   Melvyn Craw
                         Crescent International Limited
                         c/o Greenlight (Switzerland) SA
                         84, av Louis-Casai, P.O. Box 42
                              1216 Geneva, Cointrin
                                   Switzerland

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                    Copy to:
                               Sara P. Hanks, Esq.
                                 Rogers & Wells
                                 200 Park Avenue
                               New York, NY 10166
                                 (212) 878-8000



                                  May 13, 1999
             (Date of event which requires filing of this statement)





|_|      Check box if the filing  person has  previously  filed a  statement  on
         Schedule  13G to report the  acquisition  which is the  subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

|_|      Check box if a fee is being paid with the statement.

---------------------------------                -------------------------------
CUSIP No.  45665A108                  13D               Page   2
          -----------                                        ----
---------------------------------                -------------------------------
============ ===================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             CRESCENT INTERNATIONAL LIMITED
============ ===================================================================
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|X|
============ ===================================================================
    3.       SEC USE ONLY


============ ===================================================================
    4.       SOURCES OF FUNDS

             WC
============ ===================================================================
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
============ ===================================================================
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             BERMUDA
------------------------- ------- ==============================================
                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS                    480,230
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ==============================================
                            8.    SHARED VOTING POWER

                                  480,230
                          ------- ==============================================
                            9.    SOLE DISPOSITIVE POWER

                                  480,230
                          ------- ==============================================
                           10.    SHARED DISPOSITIVE POWER

                                  480,230
============ ===================================================================
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             480,230
============ ===================================================================
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |-|
============ ===================================================================
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.5%
============ ===================================================================
    14.      TYPE OF REPORTING PERSON
             CO
============ ===================================================================

---------------------------------                -------------------------------
CUSIP No. _ 45665A108                 13D               Page    3
           -----------                                         ----
---------------------------------                -------------------------------
============ ===================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             DMI TRUST
============ ===================================================================
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|X|
============ ===================================================================
    3.       SEC USE ONLY


============ ===================================================================
    4.       SOURCES OF FUNDS

             NOT APPLICABLE
============ ===================================================================
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
============ ===================================================================
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             BAHAMAS
------------------------- ------- ==============================================
                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS                              None
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ==============================================
                            8.    SHARED VOTING POWER

                                            480,230
                          ------- ==============================================
                            9.    SOLE DISPOSITIVE POWER

                                            None
                          ------- ==============================================
                           10.    SHARED DISPOSITIVE POWER

                                            480,230
============ ===================================================================
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             480,230
============ ===================================================================
    12.      CHECK BOX IF THE  AGGREGATE  AMOUNT  IN  ROW (11  EXCLUDES  CERTAIN
             SHARES
                                                                             |-|
============ ===================================================================
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.5%
============ ===================================================================
    14.      TYPE OF REPORTING PERSON
             OO
============ ===================================================================

                                  SCHEDULE 13D
                          FILED PURSUANT TO RULE 13d-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


         This Amendment No. 2 which relates to shares of the common stock, par value $0.001 per share (the "Common Stock"), of InfoCure Corp., a Delaware corporation (the "Issuer") and is being filed jointly by DMI Trust ("DMI") and Crescent International Limited ("Crescent"), supplements and amends the statement on Schedule 13D originally filed with the Commission on December 22, 1998 and amended on February 1, 1999 (as amended, the "Statement").

Item 3.  Source and Amount of Funds or Other Consideration.

            The aggregate amount of funds used by Crescent to purchase the 380,230 shares of Common Stock and the Warrant (as defined in Item 5) was approximately $6,975,887. The aggregate amount of funds to be used by Crescent to purchase the 100,000 shares of Common Stock through exercise of the Warrant is currently anticipated to be approximately $2,300,000. Crescent has used and will use its working capital to make such purchases.

Item 4.  Purpose of the Transaction.

            Crescent acquired shares of the Common Stock of the Issuer for investment purposes. None of the Reporting Persons has any current plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any material change in the present capitalization or dividend policy of the Issuer, (e) any other material change in the Issuer's business or corporate structure, (f) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (g) a class of securities of the Issuer being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (i) any action similar to any of the enumerated actions in (a) through (h) above.

Item 5.  Interest in Securities of the Issuer.

     (a)-(b) Crescent owns 380,230 shares of the Common Stock of the Issuer (the "Common Stock") representing 2.8% of the 13,536,247 shares of Common Stock outstanding. (1)

                   Crescent also owns a warrant (the "Warrant") to purchase 100,000 shares of the Common Stock of the Issuer. The warrant is exercisable by Crescent at any time before September 28, 2003. Accordingly, pursuant to the Warrant, Crescent owns beneficially 100,000 shares of the Common Stock of the Issuer, and owns beneficially in total 480,230 shares of Common Stock, representing approximately 3.5% of the as adjusted shares of the Common Stock outstanding.

                   DMI may be deemed to be a beneficial owner of the shares of Common Stock of the Issuer beneficially owned by Crescent by reason of the ownership by DMI of 100 percent of the capital stock of Crescent. Accordingly, for purposes of this Statement: (i) Crescent is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the total of 480,230 shares of Common Stock beneficially owned by it and (ii) DMI is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 480,230 shares of Common Stock beneficially owned by Crescent, such number of shares representing approximately 3.5% of the as adjusted shares of Common Stock outstanding.

            (c) On April 27, 1999, Crescent sold 180,000 shares of Common Stock in a secondary offering of the Issuers for a purchase price of approximately $4,404,600. On April 27, 1999, Crescent purchased 100,000 shares of Common Stock in a series of market transactions for a purchase price of approximately $2,679,385. On April 27, pursuant to the terms of the Stock Purchase Agreement, dated September 28, 1998, by and between Crescent and the Issuer, Crescent acquired 10,247 shares of Common Stock, through cashless exercise of an additional warrant, for a purchase price of approximately $27.1875. Such 10,247 shares are included within the 480,230 shares described above.

                   Other than as described above, Crescent has the sole power to vote or direct the vote and to dispose or direct the disposition of all the shares of Common Stock stated to be beneficially owned by Crescent in Item 5(a) hereof.

            (d)-(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person exists with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     Exhibit  7.5  Warrant,  by  InfoCure   Corporation  in  favor  of  Crescent
International Limited, dated as of January 30, 1999.



_______________

(1) According to the Amendment No. 2 to the Form S-3 Registration Statement filed by the Issuer on May 5, 1999 and declared effective on May 13, 1999.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 1999

                                            CRESCENT INTERNATIONAL LIMITED





                                            By:  /s/ Omar Ali
                                                 __________________
                                                  Omar Ali
                                                  Director





                                            DMI TRUST





                                            By:  /s/ Omar Ali
                                                 ___________________
                                                  Omar Ali
                                                  Director

                                   SCHEDULE I

          INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                         CRESCENT INTERNATIONAL LIMITED


         Set forth in the table below is the name and the present principal occupation or employment of each of the directors and executive officers of Crescent International Limited. Except as otherwise stated, each person listed below has a principal business address of Clarendon House, 2 Church Street, Hamilton HM 11.

Name                     Present Principal Occupation or Employment                    Citizenship
----                     ------------------------------------------                    -----------
Omar Ali (2)                Director of Crescent International Limited                    Somalian

Donald Malcolm           Director of Crescent International Limited                    British

David Astwood            Director of Crescent International Limited                    British

Osama Mohamed Ali        Secretary of Crescent International Limited                   Swiss

John Thompson            Assistant Secretary of Crescent International Limited         British


_____________

(2) Mr. Ali has a principal business address of 84, av. Louis Casai, P.O. Box 42, 1216 Geneva, Cointrin, Switzerland.

                                   SCHEDULE II

                INFORMATION REGARDING THE TRUST ADMINISTRATOR OF
                                    DMI TRUST


         DMI Trust has a trust administrator, DMI SA. Set forth in the table below is the name and the present principal occupation or employment of each of the directors of the trust administrator of DMI Trust. Each person listed below has a principal business address of 84, av Louis Casai, P.O. Box 42, 1216 Geneva, Cointrin, Switzerland.

Name                     Present Principal Occupation or Employment                  Citizenship
Mohamed Al-Faisal        Director of Dar Al Maal Al-Islami (DMI) SA                  Saudi Arabian

Omar Ali                 Director of Crescent International Limited                  Somalian

Pierre Besuchet          Director of Dar Al Maal Al-Islami (DMI) SA                  Swiss

Lucien Rouillier         Director of Dar Al Maal Al-Islami (DMI) SA                  Swiss

Moustapha Hosny          Director of Dar Al Maal Al-Islami (DMI) SA                  Swiss